FOR IMMEDIATE RELEASE

Canadian National Stock Exchange Symbol: QSS

QMI SEISMIC INC. Announces Private Placement

Vancouver, British Columbia, August 24, 2010: QMI SEISMIC INC. (the “Company” or “QMI”)

(CNSX: QSS) announces that the Company intends to raise up to CAD$500,000 in a private placement of up to 2,500,000 common shares at a price of CAD$0.20 per common share. The proceeds from the private placement will be used to increase the Company’s working capital and for general operations.

The Company may pay a finder’s fee or commission in connection with the private placement.

About QMI:

QMI is a leading developer, manufacturer, and supplier of advanced commercial, industrial and residential electronic safety systems that detect the presence of gas leaks, water leaks, and seismic vibrations and then signals controls to shut off gas valves, water valves, and power inputs. QMI holds international patented technology which allows for remote gas and water shutoff as well as many trademarks, certifications, and licenses. QMI’s seismic detection products are used by some of the world’s largest companies and organizations including NASA and G.E. Rail. The advanced early warning systems are designed to remotely shut-off utilities in the event of an earthquake and provide early warning to households. For more information visit www.qmitech.com.

On Behalf of the Board:

Navchand Jagpal,

President

QMI SEISMIC INC.

1250 West Hastings Street Vancouver, BC V6E 2M4

“The statements in this news release may contain forward looking statements that involve a number of risks and uncertainties. Actual events or results could differ materially from the Company’s expectations and projections.”

THE CANADIAN NATIONAL STOCK EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.